Exhibit 99.3
Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
CARDIOME PHARMA CORP.
As at and for the years ended December 31, 2007 and 2006

MANAGEMENT’S REPORT
The accompanying consolidated financial statements of Cardiome Pharma Corp. are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.
Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee is responsible for engaging the external auditor, and meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.
The company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

/s/Robert Rieder	/s/Curtis Sikorsky
CEO & Chairman	Chief Financial Officer

March 13, 2008	March 13, 2008

AUDITORS’ REPORT
To the Shareholders of Cardiome Pharma Corp.
We have audited the consolidated balance sheets of Cardiome Pharma Corp. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
SIGNED: KPMG LLP
Chartered Accountants
Vancouver, Canada
March 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cardiome Pharma Corp.
We have audited Cardiome Pharma Corp. (the “Company”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Internal Controls over Financial Reporting” included in Management’s Discussion and Analysis of financial condition and results of operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 13, 2008 expressed an unqualified opinion on those consolidated financial statements.

SIGNED: KPMG LLP
Chartered Accountants
Vancouver, Canada
March 13, 2008

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents (notes 6 and 10)	$67,988	$23,400
Short-term investments (note 6)	147	32,172
Accounts receivable (note 5)	2,553	3,628
Prepaid expenses and other assets (note 3)	2,146	869

	72,834	60,069

Property and equipment (note 7)	4,629	4,427

Intangible assets (note 8)	23,782	3,203

Deferred financing costs	—	892

	$101,245	$68,591

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 5)	$17,194	$12,650
Deferred revenue (note 13)	224	1,796
Current portion of deferred leasehold inducement (note 9)	178	172

	17,596	14,618

Deferred leasehold inducement (note 9)	964	1,120

Shareholders’ equity:
Share capital (note 11(b))	327,835	217,388
Contributed surplus	21,927	17,045
Deficit	(267,067)	(181,580)
Accumulated other comprehensive loss	(10)	—

	82,685	52,853

	$101,245	$68,591

Commitments and contingencies (notes 12 and 16)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/Peter W. Roberts	/s/Harold H. Shlevin

Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Revenue:
Licensing fees (note 13)	$1,571	$14,048
Research collaborative fees (note 13)	3,308	6,620

	4,879	20,668

Expenses:
Research and development	56,793	43,433
General and administration	18,542	13,923
Amortization	3,357	1,637

	78,692	58,993

Operating loss	(73,813)	(38,325)

Other income (expenses):
Interest and other income	4,503	2,721
Foreign exchange loss	(16,177)	(832)

	(11,674)	1,889

Loss before income taxes	(85,487)	(36,436)

Future income tax recovery (note 14)	—	289

Net loss for the year	(85,487)	(36,147)

Other comprehensive loss, net of income taxes:
Unrealized loss on available-for-sale financial assets arising during the year	(9,776)	—
Reclassification adjustment for realized loss included in net loss	9,766	—

	(10)	—

Comprehensive loss for the year	$(85,497)	$(36,147)

Basic and diluted loss per common share	$(1.36)	$(0.68)

Weighted average number of common shares outstanding	62,887,885	52,966,473

See accompanying notes to consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Share capital:
Balance, beginning of year	$217,388	$201,186
Issued upon public offering	113,998	—
Share issuance costs upon public offerings	(8,312)	—
Issued upon conversion of special warrants	—	8,338
Issued upon exercise of options and warrants	3,201	5,861
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	1,560	2,003

Balance, end of year	327,835	217,388

Contributed surplus:
Balance, beginning of year	17,045	11,014
Stock option expense recognized	6,499	8,141
Stock option expense reclassified to share capital account upon exercise of stock options	(1,560)	(2,003)
Amounts related to the cashless exercise of warrants	(57)	(107)

Balance, end of year	21,927	17,045

Deficit:
Balance, beginning of year	(181,580)	(145,433)
Net loss for the year	(85,487)	(36,147)

Balance, end of year	(267,067)	(181,580)

Accumulated other comprehensive loss:
Balance, beginning of period	—	—
Other comprehensive losses for the year	(10)	—

Balance, end of year	(10)	—

Total shareholders’ equity	$82,685	$52,853

See accompanying notes to consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Cash provided by (used in):

Operations:
Net loss for the year	$(85,487)	$(36,147)
Add items not affecting cash:
Amortization	3,357	1,637
Stock-based compensation	6,499	8,141
Deferred leasehold inducement	(150)	(169)
Foreign exchange losses	5,049	—
Write-off of property and equipment	578	11
Future income tax recovery	—	(289)

	(70,154)	(26,816)

Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	1,075	3,494
Prepaid expenses	(752)	680
Accounts payable and accrued liabilities	4,544	3,998
Deferred revenue	(1,572)	(2,394)
	(66,859)	(21,038)

Financing:
Issuance of common shares and exercise of stock options	117,142	5,754
Share issuance costs upon public offerings	(7,420)	—
Share issuance costs upon exercise of special warrants	—	(102)
Increase in deferred financing costs	—	(892)

	109,722	4,760

Investments:
Purchase of property and equipment	(2,045)	(1,110)
Purchase of intangible asset (note 8(i))	(22,225)	—
Patent costs capitalized	(447)	(996)
Purchase of short-term investments	(108,216)	(25,967)
Sale of short-term investments	140,232	58,446

	7,299	30,373

Foreign exchange loss on cash and cash equivalents held in foreign currencies	(5,574)	—

Increase in cash and cash equivalents	44,588	14,095

Cash and cash equivalents, beginning of year	23,400	9,305

Cash and cash equivalents, end of year	$67,988	$23,400

Supplementary cash flow information:
Interest paid	$18	$20
Interest received	4,392	2,979
Cashless exercise of warrants	57	107

     See accompanying notes to consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
1.	Nature of operations:

Cardiome Pharma Corp. (the Company) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.
2.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and are presented in Canadian dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:
(a)	Principles of consolidation:

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), Artesian Therapeutics, Inc. (incorporated in the United States), Cardiome Research and Development (Barbados), Inc. (incorporated in Barbados), Cardiome Development AG (a company continued under the laws of Switzerland), and Cardiome UK Limited (incorporated in the United Kingdom). Material intercompany accounts and transactions have been eliminated on consolidation.
(b)	Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value and amortization period of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition, estimation of income tax expense and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
2.	Significant accounting policies (continued):
(c)	Foreign currency translation:

The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses related to available-for-sale financial assets are recognized as part of other comprehensive loss/income as a separate component of equity of the balance sheet. All other foreign exchange gains and losses are included in the determination of the loss for the period.
(d)	Cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at fair value and are designated held for trading.
(e)	Short-term investments:

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are designated as held-for-trading or available-for-sale at the time of purchase and are carried at fair value. As at December 31, 2007 all short-term investments were designated as available-for-sale.
(f)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Laboratory equipment	5 years
Computer equipment and web-site development costs	3 years
Office equipment	5 years
Leasehold improvements	Term of lease

(g)	Technology licenses and patent costs:

Technology licenses acquired from third parties, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
2.	Significant accounting policies (continued):
(g)	Technology licenses and patent costs (continued):

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.
(h)	Leases:

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.
(i)	Deferred leasehold inducements:

Deferred leasehold inducements represent tenant improvement allowances and rent-free periods that are being accrued during the rent-free period. These inducements are being amortized on a straight-line basis over the initial term of the lease as a reduction of rent expense.
(j)	Revenue recognition:

The Company currently earns its revenue from collaboration arrangements that provide for non refundable payments as follows:
•	Upfront fees at the commencement of the arrangement;

•	Milestone payments upon meeting certain milestones as contained in the related collaboration arrangement;

•	Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
2.	Significant accounting policies (continued):
(j)	Revenue recognition (continued):

The upfront fees are deferred and amortized straight-line over the expected term of the Company’s continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have standalone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.
(k)	Research and development costs:

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. No such costs have been deferred as at December 31, 2007 and 2006.
(l)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on our behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. We monitor these factors to the extent possible and adjust our estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
2.	Significant accounting policies (continued):
(m)	Stock-based compensation and other stock-based payments:

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

(n)	Future income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided.

(o)	Loss per common share:

Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.
3.	Changes in accounting policies:

On January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 Financial Instruments – Recognition and Measurement (Section 3855), Section 3861 Financial Instruments – Disclosure and Presentation (Section 3861), Section 3865 Hedges (Section 3865), Section 1530 Comprehensive Income (Section 1530), and Section 3251 Equity (Section 3251). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
3.	Changes in accounting policies (continued):

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives, including derivatives embedded in non-financial contracts. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available for sale, held-to-maturity, loans and receivables, or other financial liabilities. Held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading and available-for-sale financial assets are measured on the balance sheet at fair value. Changes in fair value of held-for-trading financial assets are recognized in earnings while changes in fair value of available-for-sale financial instruments are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings. Changes in fair value of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in the statement of operations.

Upon adoption of these new standards, the Company designated cash and cash equivalents as held-for-trading and short-term investments on hand with term of maturity greater than 90 days as available for sale, both of which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and other long-term liabilities are classified as other financial liabilities, which are also measured at amortized cost. The Company has not entered into any hedging activities; therefore, the adoption of Section 3865 did not have any impact on the Company’s consolidated financial statements.

Under these new standards, the transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale, should be recognized in opening deficit as at January 1, 2007. The transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value for items classified as available-for-sale should be recognized in opening accumulated other comprehensive income as at January 1, 2007. The transition adjustments are immaterial to the Company’s consolidated financial statements, as a result, no transition adjustment has been recorded to the consolidated opening deficit or to the consolidated opening accumulated other comprehensive loss.

During the year ended December 31, 2007, the Company identified embedded derivatives which were required to be separated from their non-financial host contracts under Section 3855. These embedded derivatives were measured at fair value on initial recognition and will be marked to fair value in subsequent periods. As at December 31, 2007, the Company recorded the fair value

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
3.	Changes in accounting policies (continued):

impact of these embedded derivatives of $525 in other assets on the balance sheet and as a reduction of foreign exchange loss on the income statement for the period then ended.
4.	Future changes in accounting policies:

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863). These new standards become effective for the Company on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The impact of the adoption of these standards on the Company’s consolidated financial statements has not yet been determined.
5.	Financial instruments and risk:

For certain of the Company’s financial instruments, including accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange rate risk arises as a portion of the Company’s investments which finance operations and a portion of the Company’s expenses are denominated in other than Canadian dollars, specifically U.S. dollars and Euros.

As at December 31, 2007, the Company had U.S. dollar denominated receivables of $1,930 (2006 - $3,239), U.S. dollar denominated accounts payable and accrued liabilities of $5,805 (2006 - $6,782), and Euro denominated accounts payable and accrued liabilities of $7,997 (2006 — nil).

Credit risk is the risk that the Company may be unable to recover accounts receivable. The Company depends on one customer for its revenue.

As at December 31, 2007, included in accounts receivable of $2,553 was an amount of $1,737 due from one collaborator (2006 — $3,062).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
6.	Cash equivalents and short-term investments:

Cash equivalents include approximately $414 of term deposits with an average interest rate of 2.65% at December 31, 2007. As at December 31, 2006, cash equivalents included approximately $5,571 of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 4.03%.

As at December 31, 2007, short-term investments comprise of money market funds with an average interest rate of 3.62% including $146 denominated in U.S. dollars. As at December 31, 2006, short-term investments mainly comprised of treasury bills, commercial paper, bankers’ acceptances and money market funds with an average interest rate of 4.56% including $32,170 denominated in U.S. dollars.
7.	Property and equipment:

		Accumulated	Net book
2007	Cost	amortization	value

Laboratory equipment	$3,524	$1,885	$1,639
Computer equipment	1,480	1,050	430
Office equipment	721	483	238
Leasehold improvements	3,264	942	2,322

	$8,989	$4,360	$4,629

		Accumulated	Net book
2006	Cost	amortization	value

Laboratory equipment	$2,558	$1,387	$1,171
Computer equipment	1,413	921	492
Office equipment	664	361	303
Leasehold improvements	3,128	667	2,461

	$7,763	$3,336	$4,427

Amortization expense for the year ended December 31, 2007 amounted to $1,265 (2006 — $1,028).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
8.	Intangible assets:

		Accumulated	Net book
2007	Cost	amortization	value

Technology licenses (i)	$24,076	$2,268	$21,808
Patents	3,276	1,302	1,974

	$27,352	$3,570	$23,782

		Accumulated	Net book
2006	Cost	amortization	value

Technology licenses	$1,851	$436	$1,415
Patents	2,830	1,042	1,788

	$4,681	$1,478	$3,203

Total amortization expense for the year ended December 31, 2007 amounted to $2,092 (2006 - $609).

(i)	On April 30, 2007, pursuant to a development and license agreement (note 12 (c) (iv)), the company paid an initial upfront payment of $22,140 (US $20,000) which was capitalized under technology licenses. This amount is being amortized over its useful life of ten years. For the year ended December 31, 2007 the company has recognized $1,464 in amortization expense related to this technology license.
9.	Deferred leasehold inducement:

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030 from the landlord for leasehold improvements during the year ended December 31, 2004. $793 of the tenant improvement allowance (Original Allowance) is being amortized on a straight-line basis over the initial term of the lease. The remaining $238 (the Repayable Allowance) represents a repayable allowance, collateralized with a letter of credit (note 10), which is being repaid over 10 years with interest at 10% per annum at approximately $38 per annum. The Company is obligated to refund the unpaid portion of the Repayable Allowance upon early termination of the lease.

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company received an additional cash tenant improvement allowance of $650 for leasehold improvements in the expansion space (Additional Allowance). The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
10.	Credit facility:

At December 31, 2007, the Company had available a corporate credit card facility. Cashable certificates totaling $414 (2006 — $388) included in cash and cash equivalents are pledged as collateral for the corporate credit card facility and the Repayable Allowance (note 9).
11.	Share capital:
(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.
(b)	Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2005	51,556,175
Issued upon conversion of special warrants (ii)	1,036,098
Issued for cash upon exercise of options	1,236,667
Issued pursuant to exercise of warrants on cashless basis	59,262

Balance, December 31, 2006	53,888,202
Issued for cash upon public offering and exercise of over allotment option (i)	9,200,000
Issued for cash upon exercise of options	608,631
Issued pursuant to exercise of warrants on cashless basis	30,457

Balance, December 31, 2007	63,727,290

(i)	On January 23, 2007, the Company closed a public offering of 9,200,000 common shares (including 1,200,000 common shares issued pursuant to the exercise of the underwriters’ over-allotment option) at a price of US$10.50 per common share, resulting in gross proceeds of $113,998 (US$96,600). In connection with the public offering, the Company paid a cash commission of $6,840 (US$5,800). Also, the Company incurred additional legal and professional fees of $1,472 relating to this transaction.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
11. Share capital (continued):
     (b) Issued and outstanding (continued):
(ii)	On October 21, 2005, concurrent with the acquisition of Artesian Therapeutics, Inc. (Artesian), the Company closed a private placement of 1,036,098 special warrants at a price of approximately US$7.24 per special warrant for total gross proceeds of $8,903 (US$7.5 million). In connection with the private placement, the Company incurred total legal and professional fees of $141 to December 31, 2006, of which $102 was incurred during the year ended December 31, 2006. On March 13, 2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding special warrants as of December 31, 2005 were converted to 1,036,098 common shares.

The net proceeds of $8,762 from the issuance of special warrants have been allocated to equity in the amount of $8,338 based on the quoted market price and the balance of $424, representing the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.
     (c) Common share purchase warrants:
Details of common share purchase warrant transactions for the years ended December 31, 2007 and 2006 are summarized as follows:

		Weighted
	Number of	average
	warrants	exercise
	outstanding	price US$

Balance, December 31, 2005	145,167	$4.46
Warrants exercised on a cashless basis	(89,665)	(4.07)

Balance, December 31, 2006	55,502	5.10
Warrants exercised on a cashless basis	(55,502)	(5.10)

Balance, December 31, 2007	—	$—

During the year ended December 31, 2007, the Company issued 30,457 common shares for 55,502 warrants exercised on a cashless basis.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
11. Share capital (continued):
     (d) Stock options:
In May 2001, the shareholders approved a stock option plan (2001 Plan) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved a further amendment to the 2001 Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; and (iii) restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company. In June 2006, the shareholders approved a further amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,750,000 Common Shares to 6,650,000 Common Shares; (ii) replenish the maximum aggregate number of Common Shares issuable under the 2001 Plan; and (iii) ratify the conditional grant of 114,902 options to purchase Common Shares. In September, 2007, the shareholders approved a further amendment to the 2001 plan to (i) increase the maximum aggregate number of common shares issuable under the 2001 Plan from 6,650,000 common shares to 7,000,000 common shares; and (ii) decrease the maximum term of an option issued from ten years to 5 years.
At December 31, 2007, the Company had 5,039,849 stock options outstanding, of which 3,205,906 are exercisable, at a weighted average exercise price of $8.41 per common share and expiring at various dates from May 11, 2008 to September 10, 2013.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
11. Share capital (continued):
     (d) Stock options (continued):
Details of the stock option transactions for the years ended December 31, 2007 and 2006 are summarized as follows:

	Number of	Weighted
	stock	average
	options	exercise
	outstanding	price ($)

Balance, December 31, 2005	4,914,902	5.70
Options granted	1,285,342	12.23
Options exercised	(1,236,667)	4.65
Options forfeited	(49,000)	8.93
Options expired	(625)	5.08

Balance, December 31, 2006	4,913,952	7.64
Options granted	876,710	10.98
Options exercised	(608,631)	5.17
Options forfeited	(137,671)	11.59
Options expired	(4,511)	9.40

Balance, December 31, 2007	5,039,849	8.41

At December 31, 2007, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise prices	issuable	life (years)	price($)	issuable	price ($)

$3.32 to $5.54	1,240,201	1.29	3.69	1,240,201	3.69
$6.29 to $8.95	1,644,353	2.96	7.75	1,235,580	7.55
$8.98 to $11.15	1,061,553	4.93	10.18	285,733	10.27
$11.26 to $14.59	1,093,742	4.91	13.05	444,392	13.26

	5,039,849	3.39	8.41	3,205,906	7.09

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
11. Share capital (continued):
     (e) Stock-based compensation:
The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	2007	2006

Research and development	$2,489	$4,802
General and administration	4,010	3,356

Total	$6,499	$8,158

The weighted average fair value of stock options granted during the years ended December 31, 2007 and December 31 2006 was $6.13 and $8.01 per share respectively. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2006

Dividend yield	0%	0%
Expected volatility	58.7%	69.7%
Risk-free interest rate	4.37%	4.06%
Expected average life of the options	5.38 years	5.63 years

12. Commitments:
     (a) Operating leases:
The Company has entered into a lease agreement for office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods (the Original Lease Agreement). The Company signed amendments to this agreement for additional office and laboratory space, effective as of May 1, 2005 and June 15, 2007. The lease of the additional space expires through the same date and carries the same extension options as in the Original Lease Agreement.
Effective October 21, 2005, the Company assumed a lease commitment for the premises previously occupied by its wholly-owned subsidiary, Artesian Therapeutics, Inc. In December 2005, the Company then entered into a sublease agreement with a third party. Both the lease and sublease agreements expired in August 2007.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
12. Commitments (continued):
     (a) Operating leases (continued):
Future minimum annual lease payments under the leases are as follows:

2008	$816
2009	1,094
2010	1,207
2011	1,190
2012	1,217
Thereafter	1,477

$7,001

Rent expense for the year ended December 31, 2007 amounted to $969 (2006 — $1,004).
     (b) Clinical research agreements:
The Company has entered into various clinical research and development agreements requiring it to fund research and development expenditures of approximately $19.4 million over the next 3 years.
     (c) License agreements:
(i)	Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2007, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.

(ii)	Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of the first phase II clinical trial and the U.S. Food and Drug Administration’s (the FDA’s) approval of the first new drug application related to this license and option agreement, and the FDA’s approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. The company is no longer developing this technology. At December 31, 2007, no amounts were payable. Unless otherwise terminated, the license agreement will

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
12. Commitments (continued):
     (c) License agreements (continued):
(iii)	Under the terms of the October 21, 2005 acquisition of Artesian Therapeutics, Inc (Artesian), except for the nominal initial payment of US$1, payments to Artesian shareholders are contingent upon the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone payment is due upon initiation of the clinical development of an Artesian drug candidate. Any milestone payments that become due will be recorded as additional consideration and allocated to the licensed technology. The Company has the option to settle the milestone payments in the form of cash, special warrants or a combination of cash and special warrants. The special warrants will be exercisable into the number of common shares of the Company based on the market price of the common shares of the Company as of the date of the achievement of the milestone event. The Company initially had an obligation to advance the development of at least one drug candidate by October 21, 2007 and subsequently continue its development. Otherwise, the Company would be required to transfer ownership to or license the acquired intellectual property to the former shareholders of Artesian. On October 19, 2007, the Company amended its Stock Purchase Agreement with Artesian Therapeutics Inc. to extend this period to March 31, 2009. As at December 31, 2007, no milestone payments have been paid or are due as clinical development of an Artesian drug candidate has not occurred.

(iv)	On April 30, 2007, the Company signed an exclusive in-licensing agreement granting the Company exclusive worldwide rights for all indications for a clinical-stage drug candidate. Under the terms of the agreement, the Company paid an initial upfront payment of US$20 million. Additional payments not to exceed US$40 million are contingent upon the achievement of certain pre-defined late-stage clinical milestones. Pursuant to the development and license agreement, the Company is responsible for payment of royalties based on a percentage of revenue if the drug candidate is ultimately commercialized. At December 31, 2007, no milestone payments have been paid or were payable.

(v)	Pursuant to an exclusive licensing agreement, the Company is responsible for milestone payments of up to US $7.3 million based on certain pre-defined clinical and regulatory approval milestones. The Company also has an obligation to pay royalties based on future net product income. As at December 31, 2007 no milestone payments have been paid or were payable.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
13. Collaborative agreements:
On October 16, 2003, the Company entered into a collaboration and license agreement with Astellas Pharma US, Inc. (Astellas), formerly Astellas Healthcare, Inc., for the co-development and commercialization of vernakalant as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company granted Astellas an exclusive license to vernakalant and its related technology to develop, make and sell intravenous drugs in Canada, the United States, and Mexico (North America), including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of vernakalant for markets outside North America and worldwide rights to the oral formulation of vernakalant for chronic atrial fibrillation. Under the terms of the agreement, the Company received an upfront payment of $13 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Astellas has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.
Under the terms of the agreement, Astellas is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of vernakalant. Astellas is also responsible for 100% of the marketing costs for the intravenous application of vernakalant in North America.
This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.
On July 10, 2006, the Company announced amendments to its collaboration and license agreement with Astellas, related to the planned re-submission of the New Drug Application (NDA) for vernakalant (iv), an investigational new drug for acute conversion of atrial fibrillation.
Under terms of the amended agreement, Astellas agreed to fund 100% of the costs associated with re-submission of the NDA, including engagement of any external consultants. Astellas agreed to modify the timing of the US$10 million NDA milestone, which was paid on the date of re-submission. Prior to this amendment, the milestone was conditional on acceptance of the NDA for review.
The initial upfront payment was recorded as licensing revenue on a straight-line basis over the estimated development period. Upon submission of the amended NDA in December 2006, the milestone payment of $11,654 (US $10,000) was recognized as licensing fees.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
13. Collaborative agreements (continued):
During the year ended December 31, 2007, the Company charged Astellas $1,853 (US$1,727) (2006 - $3,068 (US$2,658)) for project management and $1,455 (US$1,345) (2006 — $3,552 (US$3,115)) for research and development cost recoveries, which were included in research collaborative fees.
14. Income taxes:
At December 31, 2007, the Company has investment tax credits of $12,939 (2006 — $12,699) available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $147,434 (2006 — $102,611) available to offset future taxable income in Canada ($112,050), the United States ($34,672), and Switzerland ($712). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses

2013	$177	$—
2014	252	712
2015	90	19,333
2016	83	—
2018	15	—
2020	111	—
2021	954	3,440
2022	1,087	6,931
2023	1,791	9,256
2024	215	11,031
2025	2,366	307
2026	2,643	33,205
2027	3,155	63,219

	$12,939	$147,434

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
14. Income taxes (continued):
Significant components of the Company’s future tax assets and liabilities are shown below:

	2007	2006

Future tax assets:
Tax loss carryforwards	$44,084	$36,193
Research and development deductions and credits	11,254	9,040
Tax values of depreciable assets in excess of accounting values	8,714	848
Revenue unearned for accounting purposes	396	957
Share issue costs	2,782	1,320

Total future tax assets	67,230	48,358

Valuation allowance	(67,063)	(48,045)

Total future tax assets	167	313

Future tax liabilities:
Accounting value of technology in excess of tax value	(167)	(313)

Net future tax liabilities	(167)	(313)

Less current portion	—	—

Net tax asset	$—	$—

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 34.12% (2006 — 34.10%) statutory tax rate, is:

	2007	2006

Tax recovery at statutory income tax rates	$(29,172)	$(12,424)
Change in valuation allowance	19,018	7,410
Permanent differences and other	353	5,254
Tax rate differences	9,801	(232)
Investment tax credits earned	—	(297)

Future income tax recovery	$—	$(289)

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
14. Income taxes (continued):
The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2007, no provisions have been made in the financial statements for any estimated tax liability.
15. Related party transactions:
The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2007, the Company has incurred legal fees of $1,270 for services provided by the law firm (2006 — $935). Of the total amount of legal fees incurred during the fiscal year of 2007, $171 was in connection with the public offering completed January 23, 2007. Of the total amount of legal fees incurred during the year ended December 31, 2006, $48 was in connection with the conversion of special warrants to common             shares and $475 was in connection with the public offering completed subsequent to December 31, 2006. Included in accounts payable and accrued liabilities at December 31, 2007 is an amount of $540 (2006 — $61) owing to the legal firm.
16. Contingencies:
(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars, except share and per share amounts and where indicated otherwise)
As at and for the years ended December 31, 2007 and 2006
16. Contingencies (continued):
(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.
17. Segmented information:
The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada, except for licensed technology with a net book value of $20,675 (2006 — nil) located in Switzerland, and operations located in Canada, the United States, Switzerland and Barbados. During the year ended December 31, 2007, 100% of total revenue is derived from one collaborator in the United States (2006 — 100% derived from one collaborator in the United States).
18. Comparative figures:
Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.